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                             October 17, 2023

       James Britton
       Executive Vice President and Chief Financial Officer
       First Foundation Inc.
       200 Crescent Court, Suite 1400
       Dallas, Texas 75201

                                                        Re: First Foundation
Inc.
                                                            Form 10-Q for the
quarterly period ended June 30, 2023
                                                            Filed August 8,
2023
                                                            File No. 001-36461

       Dear James Britton:

            We have conducted a limited review of your quarterly report and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for quarterly period ended June 30, 2023

       Deposits, page 48

   1. We note disclosure that as of June 30, 2023 you held $2.2 billion of brokered deposits, mostly comprised of
certificates of deposit, compared to $1.3 billion of brokered deposits as of December 31, 2022
as disclosed on page 55 of your Form 10-K for the fiscal year ended December 31,
2022. To the extent material, please revise future filings, beginning with your September 30,
2023 Form 10-Q, to provide additional quantitative and
                                                        qualitative information
explaining any material changes in your deposit base, such as increased reliance on
brokered deposits, and the related impact on your funding costs and liquidity. Please also
discuss any factors driving such an increase in utilizing brokered deposits as a source of
funding. Please provide us with your proposed disclosures.
   2. We note the discussion on page 23 of your Form 10-K for the fiscal year ended December
                                                        31, 2022 regarding the
five largest bank depositors accounting for 20% of your total deposits. Please revise
future filings, beginning with your September 30, 2023 Form 10-Q, to identify and
describe significant concentrations in deposits or advise us why you
 James Britton
FirstName  LastNameJames  Britton
First Foundation Inc.
Comapany
October  17,NameFirst
             2023     Foundation Inc.
October
Page  2 17, 2023 Page 2
FirstName LastName
         believe such disclosure is not important to an understanding of your liquidity and material events and uncertainties. Please provide us with your proposed disclosures.
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 48

3.       We note your disclosure on page 21 of your Form 10-K for the fiscal year ended
         December 31, 2022 indicating that your loans are geographically concentrated. Please revise your Management's Discussion and Analysis in future filings, beginning with your
         September 30, 2023 Form 10-Q, to address your geographic loan concentrations. Please also revise future filings to disclose any significant loan concentrations subject to higher credit risk and how you are managing the risk and exposure. In this regard, we note the statement from your June 30, 2023 quarterly earnings call that you have very little to no
         exposure to construction, hotels or commercial office space.    Please
provide us with your
         proposed disclosures.
Liquidity, page 53

4. We note disclosure in separate sections of your filing regarding sources of liquidity (e.g., discussion of unused borrowing capacity on pages 28-29). Please revise future filings, beginning with your September 30, 2023 Form 10-Q, to further clarify your available sources of liquidity. Consider including tabular disclosure, separately by type of borrowing capacity and showing total borrowing capacity, less borrowings outstanding, to arrive at remaining capacity and then adding other sources of liquidity (i.e. cash and cash equivalents, securities) to arrive at total available liquidity. Please also discuss any parameters to access any borrowing capacity, as applicable. Please provide us with your proposed disclosures.
Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, page 53

5. We note your disclosure that you monitor your liquidity in accordance with guidelines established by your Board of Directors, as well as your reference to your disclosure in your Annual Report on Form 10-K for fiscal year ended December 31, 2022. We note you state on page 61 of your Form 10-K that "The Board of Directors of FFB approves policies and limits governing the management of interest rate risk" and that "The asset /
         liability committee formed by these policies is responsible for monitoring our interest rate risk and providing periodic reports to the Board of Directors regarding our compliance with these policies and limits." Please revise future filings to include a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. For example, please describe the Board of Directors' established
 James Britton
FirstName  LastNameJames  Britton
First Foundation Inc.
Comapany
October  17,NameFirst
             2023     Foundation Inc.
October
Page  3 17, 2023 Page 3
FirstName LastName
         liquidity guidelines and the Board of Directors' approved policies and limits governing management of interest rate risk. In addition, indicate whether you were in compliance with the guidelines, policies and limits. If not in compliance, discuss any planned actions to be taken to reestablish compliance. Please revise your future filings, beginning with your September 30, 2023 Form 10-Q, to include an enhanced discussion of your liquidity policy guidelines and metrics used to manage your liquidity, such as different types of funding or coverage ratios. Please also disclose compliance with each of these guidelines and metrics, or in the event of non-compliance, disclose any planned actions to ensure compliance. Please provide us with your proposed disclosures.
Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 56

6. We note your disclosure that there have been no material changes to your quantitative and qualitative disclosures about market risk since December 31, 2022. Given the recent banking industry issues, the current economic environment, and your continued net interest margin compression during the three and six-months ended June 30, 2023 as disclosed on pages 38-39, please revise future filings, beginning with your September 30,
         2023 Form 10-Q, to provide material updates to your interest rate risk disclosures (i.e.
         Gap Analysis, Net Interest Income Simulations, Economic Value of Equity Calculations)
         similar to the disclosures provided in your Form 10-K for the fiscal year ended December
         31, 2022. Please ensure that your revised disclosures include a discussion of the key assumptions (e.g., future balance sheet composition, loan and deposit repricing, assumptions related to the magnitude of asset prepayments, earlier than anticipated deposit withdrawals, etc.) for each of these interest rate risk disclosures and a discussion of any changes in these key assumptions from period to period along with the factors driving these changes. Refer to Item 305(a)(1)(ii)(B) of Regulation S-K. Please provide us with your proposed disclosures.
7. We note disclosure on page 61 of your Form 10-K for the fiscal year ended December 31,
         2022 that the Board of Directors approves policies and limits governing the management of interest rate risk and that the asset/liability committee formed by these policies is responsible for monitoring your interest rate risk and providing periodic reports to the
         Board of Directors regarding compliance with these policies and limits. Please revise future filings, beginning with your September 30, 2023 Form 10-Q, to include a similar discussion enhanced to include a more detailed description of such material policies, the limits governing your management of interest rate risk, a discussion of the material information the asset/liability committee gains from these analyses (i.e. Gap
         Analysis, Net Interest Income Simulations, Economic Value of Equity Calculations), and
         any limitations of using these analyses. Additionally, to the extent there are significant changes in the outputs from these analysis from period to period, please discuss the factors driving the change(s). Please provide us with your proposed disclosures.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
 James Britton
First Foundation Inc.
October 17, 2023
Page 4

action by the staff.

       Please contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact
Todd Schiffman at 202-551-3491 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameJames Britton                           Sincerely,
Comapany NameFirst Foundation Inc.
                                                          Division of
Corporation Finance
October 17, 2023 Page 4                                   Office of Finance
FirstName LastName